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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 12, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on September 12, 2014, entitled "Statoil: Realising value to further strengthen NCS portfolio".

Statoil: Realising value to further strengthen NCS portfolio

Statoil ASA (OSE: STL, NYSE: STO) farms down in Aasta Hansteen, Asterix and Polarled and exits two assets on the NCS for a consideration of USD 1.3 billion, including contingent payment.

Through this transaction Statoil monetises on the Aasta Hansteen field development project, while retaining the operatorship and a 51 % equity share. In addition Statoil exits the non-core Vega and Gjøa fields. The transaction includes a farm down in four exploration licenses in the Vøring area. The buyer is Wintershall, a Germany-based energy company and a well-established player on the Norwegian Continental Shelf (NCS).

"We realise significant value, created through successful asset development. The transaction increases our flexibility to further strengthen our portfolio," says Arne Sigve Nylund, president for Development and Production Norway in Statoil.

The transaction consists of a cash consideration of USD 1.25 billion and a USD 50 million consideration contingent on Aasta Hansteen milestones. The accounting gain from the transaction is expected to be between USD 0.7-0.9 billion and will be adjusted for activity between the effective date 1 January 2014 and the closing date.

The transaction releases around USD 1.8 billion of capital expenditure for the period from the effective date until end of 2020. Statoil's production from the divested Gjøa and Vega assets in the first half of 2014 is 22.000 barrels of oil equivalent per day. The transaction includes a transfer of operatorship of the sub-sea field Vega. The transaction will not involve transfer of personnel.

"We have a strong portfolio of projects. This transaction focuses our NCS portfolio and further improves our capacity to invest in core areas," says Nylund.

Statoil will invest around 20 USD billion annually in the period 2014-2016. This includes NCS project Gudrun which started up April this year, while Valemon will come on stream towards the end of year. In addition projects like Aasta Hansteen and Gina Krogh are in the execution phase, while Johan Sverdrup and Johan Castberg are under planning. The exploration activity remains high with 50 exploration wells planned globally for 2014.

Statoil and Wintershall have signed an extended agreement to continue cooperating on EOR efforts and exploration.
The effective date for the transaction is 1 January 2014. Closing is expected around year end 2014, pending government approval.

Strategic portfolio management

In recent years Statoil has undertaken a series of transactions to position Statoil as a well-capitalised, technology focused upstream company. Active portfolio management continues to realise substantial value that is channeled to further strengthening the company's growth potential. Total proceeds of around USD 20 billion have been realised through divestments by Statoil since 2010, including this transaction.

Recent portfolio optimisation activity includes divestments internationally as well as on the NCS. Last year Statoil divested their holdings in two West of Shetlands fields, Rosebank and Schiehallion. The same transaction also included shares in Gullfaks and Gudrun.

Lambert Energy Advisory was financial advisor to Statoil on this transaction.

Overview of transaction	Before the transaction	After the transaction	Transaction	Operatorship
Gjøa Production Licenses 153 and 153B	5%	0%	Full exit	Gdf Suez is operator
Vega Production Licenses 248, 248B and 090C. Production is via subsea tieback to Gjøa installation.	24.525%	0%	Full exit	Transfer of operatorship from Statoil to Wintershall. Subject to government approval
Aasta Hansteen Production Licenses 218 and 218 B	75%	51%	Farm down	Statoil is operator
Asterix Production Licenses 327 and 327 B	70%	51%	Farm down	Statoil is operator
Polarled The Polarled JV established under the "NSGI Joint Venture Participants" agreement dated December 21, 2012	50.3%	37.1%	Farm down	Statoil is operator
Exploration license 602	40%	30%	Farm down	Statoil is operator
Exploration license 603	35%	25%	Farm down	Statoil is operator
Exploration license 528	35%	25%	Farm down	Centrica is operator
Exploration license 528 B	35%	25%	Farm down	Centrica is operator

Statoil ASA is an international energy company with operations in 36 countries. Building on 40 years of experience from oil and gas production on the Norwegian continental shelf, we are committed to accommodating the world's energy needs in a responsible manner, applying technology and creating innovative business solutions. We are headquartered in Stavanger, Norway, with approximately 23,000 employees worldwide, and are listed on the Oslo and New York stock exchanges.

Wintershall Holding GmbH, based in Kassel, Germany, is a wholly-owned subsidiary of BASF in Ludwigshafen. The company has been active in the extraction of natural resources for 120 years, and in the exploration and production of crude oil and natural gas for over 80 years. Wintershall focuses on selected core regions where the company has built up a high level of regional and technological expertise. These are Europe, Russia, North Africa, South America, and increasingly the Middle East region. The company wants to expand its business further with exploration and production, selected partnerships, innovation and technological competence. Wintershall employs some 2,500 staff worldwide from 40 nations and is now Germany's largest, internationally active crude oil and natural gas producer.

For more information:

Investor relations
Morten Sven Johannessen, Investor Relations
Tel: +47 909 34 148

Madeleine Lærdal, Investor Relations
Tel: +47 905 25 053

Media relations
Ørjan Heradstveit, Media Relations
Tel: +47 917 78 161

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 12, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer